

September 27, 2013

Via E-mail
Todd Waltz
Chief Executive Officer
Vision Global Solutions, Inc.
20400 Stevens Creek Blvd., Suite 700
Cupertino, California 95014

Re: **Vision Global Solutions, Inc.**
Preliminary Information Statement on Schedule 14A
Filed September 18, 2013
File No. 000-31104

Dear Mr. Waltz:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proposal II – Approval of the Amended and Restated Articles of Incorporation, page 49

1.   It appears that the transactions to be effected, namely a reverse split, an increase in authorized preferred stock and a change in your corporate name, are separate transactions. Bundling these proposals to amend your charter documents appears to be inconsistent with the proxy requirement that you identify each separate matter to be acted upon, whether or not related to or conditioned on the approval of other matters. Please refer to Rules 14a-4(a)(3) and 14a-4(b)(1) and Section II.H of SEC Release 34-31326. These proposals should be unbundled, separately described in the proxy statement and identified and voted upon as separate items on the proxy card.

2.   With regard to the reverse stock split and the increase in preferred stock, please ensure that your revised disclosures specifically state in each applicable section of the proxy statement whether you have any current plans, proposals or arrangements to issue any of the newly available common or preferred stock. If not, please state that you have no such

plans, proposals or arrangements, written or otherwise, at this time to issue any additional common or preferred stock.

3. Please expand your disclosures to clearly state whether any of the proposals are cross-conditioned on the approval of other matters. Any conditions related to the approval of other matters should be reflected on your proxy card. Refer to Rule 14a-4(a)(3).

4. Refer to SEC Release 34-15230 and discuss the possible anti-takeover effects of the increase in authorized shares and reverse stock split. Inform holders that management might use the additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent shareholders.

Effect of Increase in Authorized Preferred Stock, page 52

5. You state that the increase in authorized preferred stock will not have any effect on the rights of your existing shareholders. Please expand your disclosure to discuss any dilutive effects of potential future issuances on your existing shareholders. Ensure also that you provide a materially complete description of the potential adverse impact that blank check authority on the preferred may have on common stock holders.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ivan Griswold at (202) 551-3853 or, in his absence, me at (202) 551-3457 with any questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel